PROSPECTUS Dated June 11, 2002	Pricing Supplement No. 18 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-83616
Dated June 12, 2002	Dated October 24, 2002
Rule 424(b)(3)

GLOBAL MEDIUM-TERM NOTES, SERIES D
Euro Senior Registered Floating Rate Renewable Notes (Short-Term)

           We will not redeem these Global Medium-Term Notes, Series D (Euro Senior Registered Floating Rate Renewable Notes (Short-Term)) prior to the maturity date other than under the circumstances described under “Description of Notes–Tax Redemption” in the accompanying prospectus supplement.

           The notes described in this pricing supplement are being issued in exchange for Euro 40,000,000 principal amount of Euro Senior Registered Floating Rate Renewable Notes (EXtendible Liquidity Securities) originally issued on October 24, 2000, with respect to which there was no valid election to extend the maturity made during the election period ending October 17, 2002.

           We will apply to the U.K. Listing Authority for the notes to be admitted on the Official List of the London Stock Exchange as soon as practicable following the settlement of the notes subject to meeting the applicable listing requirements.

           The notes are listed on the Luxembourg Stock Exchange.

           We describe the basic features of this type of note in the section called “Description of Notes–Floating Rate Notes” in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

Principal Amount:	Euro 40,000,000	Interest Payment Dates:	Each January 24, April 24, July 24 and October 24, commencing January 24, 2003. The final interest payment date for the notes will be the maturity date, and interest for the final interest payment period will accrue from and including the interest payment date immediately preceding such maturity date to but excluding the maturity date.

Maturity Date:	January 24, 2004, or if such day is not a business day, the immediately preceding business day

Settlement Date (Original Issue Date):	October 24, 2002

Interest Accrual Date:	October 24, 2002	Interest Payment Period:	Quarterly. See also “Interest Payment Dates.”

Issue Price:	N/A	Interest Reset Dates:	Each January 24, April 24, July 24 and October 24, commencing January 24, 2003.

Specified Currency:	Euros	Interest Reset Period:	Quarterly

Redemption Percentage at Maturity:	100%	Interest Determination Dates:	The second TARGET settlement day prior to each interest reset date

Base Rate:	EURIBOR	Reporting Service:	Telerate Page 248

Index Maturity:	Three months	Business Days:	New York, London and TARGET

Spread (Plus or Minus):	Plus 0.20% per annum	Principal Paying Agent and Calculation Agent:	JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), (London Branch)

Spread Multiplier:	N/A	Agent:	Morgan Stanley & Co. International Limited

Maximum Interest Rate:	N/A	Denominations:	Euro 100,000

Minimum Interest Rate:	N/A

Initial Interest Rate:	To be determined on the second TARGET settlement day prior to the original issue date	Common Code:	15687614

Initial Redemption Date:	N/A	ISIN:	XS0156876145

Initial Redemption Percentage:	N/A	Other Provisions:	See below

Annual Redemption Percentage Reduction:	N/A

Optional Repayment Date(s):	N/A
Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

Additional Amounts:	The limitation described in the prospectus supplement under “Description of Notes–Payment of Additional Amounts” on Morgan Stanley’s obligation to pay additional amounts (i) where the relevant withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the agreement reached in the ECOFIN Council meeting of 13 December 2001 or any law implementing or complying with, or introduced in order to conform to, such Directive or (ii) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant note or coupon to another paying agent in a member state of the European Union shall not apply. All other limitations on Morgan Stanley’s obligation to pay additional amounts set forth under such heading shall continue to apply.